UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 12, 2023

My Racehorse CA LLC

(Exact name of issuer as specified in its charter)

Nevada	83-0848007
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

120 Kentucky Avenue Suite 110 Lexington KY 40508

(Full mailing address of principal executive offices)

888-697-2234

(Issuer’s telephone number, including area code)

Series Palace Foal Interests; Series De Mystique ’17 Interests, Series Martita Sangrita 17 Interests; Series Daddy’s Joy Interests; Series Vertical Threat Interests; Series Shake it Up Baby Interests; Series Tizamagician Interests; Series Power Up Paynter Interests; Series Two Trail Sioux 17 Interests; Series Wayne O Interests; Series Big Mel Interests; Series Amandrea Interests; Series Keertana 18 Interests; Series Sunny 18 Interests; Series Lazy Daisy Interests; Series New York Claiming Package Interests; Series The Filly Four Interests; Series Lane Way Interests; Series Mo Mischief Interests; Series Deep Cover Interests; Series Big Mel Interests (Addtl. 9% Interest); Series Sunny 18 Interests (Addtl. 9% Interest); Series Authentic Interests; Series Storm Shooter Interests; Series Thirteen Stripes Interests; Series Naismith Interests; Series NY Exacta Interests; Series Apple Down Under 19 Interests; Series Just Louise 19 Interests; Series Lost Empire 19 Interests; Series Man Among Men Interests; Series Frosted Oats Interests; Series Tapitry 19 Interests; Series Classofsixtythree 19 Interests; Series Cayala 19 Interests; Series Margaret Reay 19 Interests; Series Awe Hush 19 Interests; Series Exonerated 19 Interests; Series Speightstown Belle 19 Interests; Series Consecrate 19 Interests; Series Latte Da 19 Interests; Series Midnight Sweetie 19 Interests; Series Ambleside Park 19 Interests; Series Athenian Beauty 19 Interests; Series Future Stars Stable Interests; Series Collusion Illusion Interests; Series Got Stormy Interests; Series Social Dilemma Interests; Series Carrothers; Series Going to Vegas; Series Ari the Adventurer 19; Series Wonder Upon a Star 19; Series Echo Warrior 19; Series Silverpocketsfull 19; Series Who’sbeeninmybed 19; Series Into Summer 19; Series Mrs Whistler; Series Race Hunter 19; Series Co Cola 19; Series Vow; Series You Make Luvin Fun 19; Series Miss Sakamoto; Series Courtisane 19; Series Grand Traverse Bay 19; Series Our Miss Jones 19; Series Margarita Friday 19; Series Queen Amira 19; Series Salute to America; Series Desire Street 19; Series Duke of Love; Series War Safe; Series Tufnel; Series Classic Cut; Series Essential Rose 20; Series Who Runs the World; Series Balletic; Series Song of Bernadette 20;Series Daring Dancer 20; Series Grand Traverse Bay 20; Series Chad Brown Bundle; Series Fenwick Hall 20; Series Le Relais 20; Series Spirit 20; Series Mo Temptation; Series Moonbow 20; Series My Fast One 20; Series Helicopter Money; Series I’m a Looker 20; Series Stay Fabulous; Series Smart Shopping 21; Series Patsy’s Kim 21; Series One Last Night 21; Series Sarrocchi 21; Series Elarose 21; Series Song of Lark 21, Series Enchante 21; Series Royal Duet; Series Kindle 21

____________________

Title of each class of securities issued pursuant to Regulation A

Item 9.	Other Events

War Safe

As of April 12, 2023, Experiential Squared, Inc. (the “Manager”), the manager of My Racehorse CA LLC (the “Company”) is closing the account for War Safe, a 2019 gelding, who has been retired from racing.

The Manager will distribute to members of Series War Safe such member’s pro rata share of all of the remaining assets, if any, (which only consist of cash) of Series War Safe, after accounting for (i) the remaining, balance of unused insurance and unused cash reserves for upkeep fees, training, and prepaid expenses, if any (ii) less related fees, liabilities, and expenses, including but not limited to a due diligence fee, management fee, and offering expenses, if any, owed to the Manager in connection with operating Series War Safe (collectively, the “Expenses”).

The Company intends to remit such distributions within sixty (60) days from the date of this Current Report on Form 1-U (the “Current Report”).

After making the distribution payment, if any, to members of Series War Safe, net of any and all Expenses, the Manager intends to terminate and wind-up Series War Safe because Series War Safe would no longer have any assets or liabilities.

Quick Conversation

As of April 12, 2023, the Manager has determined to retire and close the account for Quick Conversation, a 2018 mare. Quick Conversation is an asset of Series NY Exacta.

The Manager will distribute to members of Series NY Exacta such member’s pro rata share of all of the remaining assets, if any, (which only consist of cash) of Series NY Exacta after accounting for (i) the remaining balance of unused insurance and unused cash reserves for upkeep fees, training, and prepaid expenses, if any, (ii) less Expenses, if any, owed to the Manager, in connection with operating Series NY Exacta.

The Company intends to remit such distributions within sixty (60) days from the date of this Current Report.

After making any distribution payment, if any, to members of Series NY Exacta, net of any and all Expenses, the Manager intends to terminate and wind-up Series NY Exacta because Series NY Exacta would no longer have any assets or liabilities.

Tufnel

As of April 14, 2023, Series Tufnel has purchased from third party owners a 48% interest in a 2020 colt named Tufnel. Prior to April 14, 2023, Series Tufnel owned 52% of Tufnel and now owns 100% of the colt and shall have sole responsibility for the management of the colt including operating expenses. The 48% interest was purchased in the amount of $14,400 from Spendthrift Farm LLC and Brad Cox Colts Group pursuant to a written agreement.

The Company intends to continue to operate Series Tufnel and try to maximize the racing career and asset value of the colt.

The information set forth under Item 9 of this Current Report contains forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed in these forward-looking statements.

2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MY RACEHORSE CA LLC

Dated: April 17, 2023	By:	Experiential Squared, Inc., its Manager

By:	/s/ Michael Behrens
Name: Michael Behrens
Title: Chief Executive Officer

3